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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Alcon, Inc.
(Name of Issuer)

Common Shares, Par Value CHF 0.20 Per Share
(Title of Class of Securities)

H01301102
(CUSIP Number)

Thomas Werlen
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
011-41-61-324-2745
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2011
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H01301102

1.	Names of Reporting Persons Novartis AG I.R.S. Identification Nos. of above persons (entities only). 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares	7.	Sole Voting Power 237,357,279
Beneficially
Owned by Each	8.	Shared Voting Power 0
Reporting
Person With	9.	Sole Dispositive Power 237,357,279

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 237,357,279

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 78.5%

14.	Type of Reporting Person (See Instructions) CO

        This Amendment No. 5 (this "Amendment No. 5") is filed to report the acquisition of beneficial ownership of additional common shares of Alcon, Inc. It amends and supplements the statement on Schedule 13D originally filed by Novartis with the Securities and Exchange Commission ("SEC") on July 14, 2008, as amended by Amendment No. 1 filed with the SEC on January 4, 2010, Amendment No. 2 filed with the SEC on August 30, 2010, Amendment No. 3 filed with the SEC on December 15, 2010 and Amendment No. 4 filed with the SEC on February 9, 2011. Except as set forth below, all Items of the Schedule 13D, as amended (the "Schedule 13D"), remain unchanged.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Between February 10, 2011 and February 28, 2011, Novartis purchased a total of 3,580,000 Shares, at a total cost of $590,180,965. Novartis financed the acquisition of such Shares from available cash resources and short- and long-term financing.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        Item 5(a) of the Schedule 13D is hereby amended by inserting the following after the first paragraph:

        Between February 10, 2011 and February 28, 2011, Novartis acquired an additional approximately 3,580,000 Shares on the New York Stock Exchange at a weighted-average price of $164.86, bringing its ownership to 237,357,279 Shares, or approximately 78.5% of the 302,371,030 Shares that were issued and outstanding at February 23, 2011, based on information supplied by Alcon to Novartis.

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 SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of February 28, 2011 that the information set forth in this statement is true, complete and correct.

NOVARTIS AG
By:	/s/ JONATHAN SYMONDS
	Name:	Jonathan Symonds
	Title:	Chief Financial Officer
NOVARTIS AG
By:	/s/ DR. THOMAS WERLEN
	Name:	Dr. Thomas Werlen
	Title:	Group General Counsel

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  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
SIGNATURE